September 24, 2018

Kathy Willard
Chief Financial Officer
Live Nation Entertainment, Inc.
9348 Civic Center Drive
Beverly Hills, CA 90210

       Re: Live Nation Entertainment, Inc.
           Form 10-K for the Year Ended December 31, 2017
           Filed on February 27, 2018
           File No. 001-32601

Dear Ms. Willard:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Transportation and Leisure